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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549
                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                              SEC File No. 1-11976

[x] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:   December 31, 1998
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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I - Registrant Information
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   Full Name of Registrant:         Unapix Entertainment, Inc.

   Former Name, if Applicable:

   Address of Principal Executive Office:  200 Madison Avenue.

   City, State and Zip Code:          New York, New York 10016
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Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


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Part III - Narrative
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State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K,
20-F, 10-Q or 10-QSB or portion thereof could not be filed within the prescribed time period.

Finalization of Form 10-KSB has been delayed as a result of a change in personnel and the relocation of the Company's Accounting Department. Beginning in the third quarter of 1998 through the first quarter of 1999, the Company's accounting functions were transferred from New York to California under the direction of new personnel which delayed the annual closing of the Company's accounting records.
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Part IV - Other Information
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(1)   Name and telephone number of person to contact in regard to this information:

      (Name)                       (Area Code)                (Telephone Number)
      Cheryl Freeman                   818                         981-8592

(2)   Have all other periodic reports required (under Section
      13 or 15(d) of the Securities Act of 1934) during the
      preceding 12 months (or for such shorter period that the
      registrant was required to file such reports) been
      filed?                                                      [x] Yes [ ] No

(3)   Is it anticipated that any significant change in results
      of operations from the corresponding period for the last
      fiscal year will be reflected by the earnings statements
      to be included in the subject report or portion thereof?    [x] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                UNAPIX ENTERTAINMENT, INC. - Financial Highlights


                                             Three Months Ended December 31
                                             ------------------------------

                                                 1 9 9 8        1 9 9 7
                                                 -------        -------
Revenue                                        $10,868,000    $10,555,000
Income Before Tax Provision                        378,000(A)     934,000
Provision For Income Taxes                         201,000(B)     379,000
Net Income                                         177,000        555,000
Earnings Per Common Share - Basic              $       .01    $       .09
           -Assuming Dilution                          .01            .08
Average Number of Common Shares Outstanding      7,521,000      5,989,000
           -Assuming Dilution                    7,567,000      8,939,000



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

                                                 Year Ended December 31
                                                 ----------------------
                                                 1 9 9 8        1 9 9 7
                                                 -------        -------
Revenue                                        $36,481,000    $32,152,000
Income Before Tax Provision                        276,000(A)   2,293,000
Provision for Income Taxes                         166,000(B)     946,000
Net Income                                         110,000      1,347,000
Earnings Per Common Share - Basic              $      (.01)   $       .21
           -Assuming Dilution                         (.01)           .19
Average Number of Common Shares Outstanding      6,783,000      5,796,000
           -Assuming Dilution                    7,250,000      6,465,000


(A) Income before tax for the three months and year ended December 31, 1998 includes a non-recurring charge of $333,000 for restructuring of the Company's consumer products division.

(B) Provision for taxes does not bear the traditional relationship. To pre tax income due to amortization of goodwill.


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                           Unapix Entertainment, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1999                         By: /s/ Cheryl A. Freeman
                                                --------------------------------
                                                Cheryl A. Freeman
                                                Chief Financial Officer